As filed with the Securities and Exchange Commission on June 15, 1999
                                                  Registration No. ________

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549

                           FORM 10-SB


      GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                        BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     OXIR INVESTMENTS, INC.
         (Name of Small Business Issuer in its charter)


          California                        88-0397134
(State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)          Identification No.)


 3980 Howard Hughes Parkway, Suite 340, Las Vegas, Nevada 89109
      (Address of principal executive officers) (Zip Code)


Issuer's telephone number:    (702) 369-4260


Securities to be registered under Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered

               N/A                           N/A


Securities to be registered under Section 12(g) of the Act:

                   Common Stock, no par value
                        (Title of Class)



                     OXIR INVESTMENTS, INC.

                           FORM 10-SB

                       TABLE OF CONTENTS
                                                                           PAGE
                                  PART I

ITEM 1.   Description of Business. . . . . . . . . . . . . . . . .           3

ITEM 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . . . .          17

ITEM 3.   Description of Property. . . . . . . . . . . . . . . . .          22

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . . . .          23

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . .          24

ITEM 6.   Executive Compensation . . . . . . . . . . . . . . . . .          26

ITEM 7.   Certain Relationships and Related Transactions . . . . .          27

ITEM 8.   Description of Securities. . . . . . . . . . . . . . . .          28

                                  PART II

ITEM 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . . . .          28

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . .          30

ITEM 3.   Changes in and Disagreements with Accountants. . . . . .          30

ITEM 4.   Recent Sales of Unregistered Securities. . . . . . . . .          31

ITEM 5.   Indemnification of Directors and Officers. . . . . . . .          31

                                 PART F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . .          33
                                 PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . .         S-1

ITEM 2.   Description of Exhibits. . . . . . . . . . . . . . . . .         S-1

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . .         S-2


                            FORM 10-SB

                                  PART I

     Except as otherwise indicated, the information in this Registration Statement reflects the three (3) shares for (1) share forward stock split of the Common Stock on November 25, 1998.

ITEM  1.  Description of Business

Business Development

     Oxir Investments, Inc., a California corporation, was incorporated on November 2, 1923 as Monte Regio Corporation with the stated purpose to engage in the business of real estate development. The Company continued in that endeavor for several years then discontinued operations. On March 1, 1972 the Company changed its name to Precision Resources, Inc. The Company remained dormant with no business activity until September 1998. The Company changed its name to Oxenuk, Inc. on November 11, 1998, and again changed its name to its current name on November 25, 1998.

     Earlier in 1998, the Company initiated negotiations to merge with Oxir Investments, Inc., a private California company incorporated on May 19, 1998 ("Oxir-Private"). The merger was consummated on November 25, 1998, at which time Oxir-Private was merged with and into the Company and the Company changed its corporate name to Oxir Investments, Inc. Under the terms of the merger, Oxir-Private was dissolved.

     Oxir-Private was originally founded for the purpose of pursuing investment opportunities in real estate, technology and industrial businesses in the United States and internationally, particularly in Russia. The founders of Oxir-Private believe that there exists a need for an economic bridge between the United States and Russia.

     On February 24, 1999, the Company entered into an agreement to acquire, through a tax free exchange of shares, One Hundred Percent (100%) of the issued and outstanding shares of OXIR Financial Services, Ltd. ("OFS"), a British Virgin Islands corporation, registered number # 146395, incorporated on the 30th day of March, 1995. OFS is actively involved in trading activities in the equity markets. It is anticipated that this transaction will be finalized prior to June 30, 1999.

     On February 24, 1999, the Company entered into an agreement to acquire, through a tax free exchange of shares, One Hundred Percent (100%) of the issued and outstanding shares of OXIR Investment, Ltd. ("OIL"), a British Virgin Islands corporation, registered # 229863, incorporated on the 5th day of May, 1997. OIL is involved in real estate development projects in Russia. It is anticipated that this transaction will be finalized prior to June 30, 1999. Both OFS and OIL will become wholly owned subsidiaries of the Company.

     Management of the Company is committed to pursue the original goal of Oxir-Private; introducing global investment opportunities with special emphasis on emerging markets. The Company offers a wide variety of financial services to its clients. The Company's emphasis is on asset management through direct and portfolio investment ranging from high technologies and telecommunications to construction and medical research. The Company is an active participant in a number of projects, supported by the Government of the Russian Federation and City of Moscow, including the construction of a high rise elite apartment complex in Moscow. Currently the Company is also working on implementing the first Internet Shop and Web-Hosting Center in Russia. In addition to full-time financial management services, the Company helps to define clients' financial goals, tolerance for market fluctuations and investment objectives.

     The Company manages funds of private and corporate clients in the stock and money markets of the United States, Europe and Asia. The majority of the Company's clients are concentrated in Russia, however, the Company intends to ultimately expand its customer base. The Company is in the process of consolidating all of its resources, financial and otherwise, to serve both its clients and its shareholders.

     The Company offers a wide range of investment opportunities from conservative to highly aggressive investments in real estate, communications and high technologies.

     Equity Market Investing

     Upon the completion of the acquisitions of Oxir Financial Services Ltd. ("OFS") and Oxir Investment Ltd. ("OIL"), the Company will expand its various trading activities in the American stock market. The Company is a client of a number of on-line brokers such as DATEK Online Brokerage Services Corp., E*Trade Securities, Inc. and Charles Schwab & Co., Inc. Direct satellite lines to information centers permit the Company's fund managers to obtain stock market data online. OIL manages the funds of foreign private and corporate clients.

     The Company's investment goal is to achieve profits in a long-term perspective rather than in higher risk short-term speculations. The Company's portfolio holdings are primarily in stocks of American companies belonging to the high technology sector such including the Internet, hardware and software products and telecommunications. The Company's traders practice the essential methods of technical and fundamental analysis as well as personal, original approaches to financial risk management. The Company's fund managers are very careful and considered in choosing the companies in which to invest, traditionally preferring those companies with a good trading history and reliable reputation. The Company usually avoids high-risk investments such as companies going public for the first time.

     Russian Real Estate Development Project

     The Company's real estate investment activities are conducted through Oxir Investment, Ltd. ("OIL"), which is being acquired by the Company. Presently, the Company plans to invest in up to five "elite" apartment complex projects in Russia. Leninski Prospect 116-1, the Company's initial complex located in Moscow, was recently completed and sold. Of the $2,030,023 invested in the project, the Company paid $920,000, OIL paid $463,994 and OFS paid $646,029. For its investment, the Company received unimproved space totaling 985 square meters (approximately 10,603 square feet) that is to be used for the Company's future business activities. Such activities will include establishment of a fitness center, health bar and a beauty salon. Leninski Prospect 128, the second project, also located in Moscow, is expected to be completed in the fourth quarter of 2000. The Company anticipates that its total investment in this project will be approximately $2,200,000. As of the date hereof, approximately twenty percent (20%) of the Leninski Prospect 128 has been pre-sold.

     The perception of "elite" housing in Moscow has undergone several transformations in recent years. Ten years ago, an apartment with high ceilings, a large kitchen, and long corridors was considered to be top-of-the-line. In the early 1990s, people in Moscow began to purchase several apartments on one floor of a building, rebuilt all of them into a single unit and redecorated the space using quality European building materials. This technique of improving one's living condition is now outdated. Management has determined that today there is a demand for elite housing in Russia, built in accordance with the highest construction standards, located in prestigious, ecologically clean areas with a well-developed infrastructure and access to a full range of consumer services.

     The Moscow government has authorized "Kvartal 32-33" (Decision #393 from May 10, 1994; and #346 from April 16, 1996), a Russian company, to coordinate reconstruction of two housing blocks in Moscow consisting of 46.98 acres. The goal of this project is to provide modern housing, comparable to European standards, by constructing high rise elite apartment complexes located at Leninski Prospect 116-1, Leninski Prospect 128-1, Udalzova Street 5-1, and Udaltzova Street 27-1.

     The project is being financed by public investors instead of commercial banks in order to keep development costs down. The investment agreements allow Kvartal 32-33 access to funds for construction regardless of future or prospective apartment sales. Major investors and participants in the project include Kvartal 32-33, a public company and the project initiator and executor; the Company; Zarubezhtsvetmet, a Russian exporter of non-ferrous metal; DTD Trading House, a Nizhnevartovsk (Russia) oil company; and Kvazar, a publishing company.

     The first building of the apartment complex is located in the West part of Moscow on Leninski Prospect 116-1. The nearest metro station, "Vernadski Prospect," is 10 minutes away and it takes only 15 minutes to get to the center of the city by car or by metro. This part of Moscow has a well-developed infrastructure of stores, schools, hospitals, supermarkets, movie theaters and other consumer services essential for a quality living. Moscow State University and the Institute of External Economic Affairs are located in this area. This district has certain ecological advantages as well. It is marked by significant greenery as several large parks are located in this area. No manufacturing plants or other production facilities have ever been built in this area, therefore, the level of smog is noticeably lower than in other parts of Moscow. All of the above advantages have made this area very popular with foreign diplomats, Russian government officials, and businessmen.

     Main communications are located only 50 to 60 meters away from the buildings. This factor allowed "Kvartal 32-33" to save significantly on telecommunication tie-ins. "Kvartal 32-33" enjoys substantial benefits as an active participant of various social programs which enables "Kvartal 32-33" to sell units at more attractive prices. The apartment complex is multistoried consisting of 28 floors and 125 apartments in each building. The goal of the developers is to provide comfort, safety and a high level of services to tenants at a reasonable expense.

     Another advantage of this project is the fact that there are no carrying walls inside the building. This will allow floor plans of any apartment in any stage of construction to be altered, thus providing the flexibility necessary to cater to each tenant's individual needs and desires.

     The Leninski 116-1 and 128-1 apartment complexes are designed and built to appeal to the most demanding tastes. The first floor of the building will accommodate a fitness center, fitness bar, sauna, liquor bar, restaurant, catering services, maid services, and other tenants' services. Concierge services will be available to guests of the tenants. The complex will be monitored 24 hours a day by a security crew and entrance to the building will be limited to those having a coded magnetic card.

     The Company, OIL and OFS, have invested $2,030,023 into development and construction of the Leninski 116-1 high-rise apartment buildings. From its return on investment, the Company was able to purchase the Fitness and Entertainment Center in Leninski 116-1 building. The Company estimates that the total investment in the center will be approximately $600,000. The Fitness and Entertainment Center will include workout area, fitness bar, sauna, swimming pool, Jacuzzi, massage parlor, tanning salon, beauty salon, billiard room, restaurant and a liquor bar. The floor space is 7,432 square feet. The center is designed to host up to 300 people. Presently, the project is in the initial construction stage with an anticipated completion date of December 1999.

     The population of Moscow is approximately 12,000,000 people and the population growth is comparable to that of other metropolitan areas in the West. The current migration trend in Russia is to move to either Moscow or St. Petersburg, because those are the only two well developed, relatively safe areas with good living conditions as compared to other parts of Russia. When wars broke out in eastern and southern parts of the ex-Soviet Union, Moscow experienced tremendous growth in population. Many people migrated illegally as there is a limit on the population growth in Moscow, therefore not all Moscow residents have been included statistically.

     The structure of real estate in Russia is different to that found in the United States. Historically, there was no private real estate in Moscow until privatization in 1991. Up to that time, all apartment buildings and other real property were state owned. In order to live in Moscow, one had to either be born there or to acquire permanent Moscow residence. The permission to reside in Moscow was strictly controlled and nearly impossible to obtain. The process was similar to obtaining permanent residency in the United States and could be accomplished by marriage or working in "unpopular" industry segments for several years. Residency controls were required because there were too many people desirous of moving to Moscow from other parts of Russia and the city could not accommodate all of them.

     Despite governmental measures to limit the number of Moscow residents, the housing question was and still remains a serious issue for Moscow residents. Those who were fortunate enough to have been born in Moscow were still limited in terms of improving their living conditions. The majority of people lived and still do in the so-called "communal flats", an apartment in which kitchen and bathroom facilities are shared by a number of tenants. This arrangement is typically not by choice. The rent for these apartments was reasonable, however the conditions could be considered deplorable. In order to move or get an additional apartment one had three options. Option number one would be to join a construction cooperative whereby the organization would collect money and use it to build an apartment complex. This was extremely expensive and the waiting time was from three to five years. Second, one could wait for a state subsidized apartment, which was not an option for those who already had "satisfactory" living conditions. This could take up to 15 years. Finally, one could exchange one individual apartment for two smaller ones, which was not an option for those in communal flats.

     In 1991, this process changed dramatically when people were allowed to privatize their apartments. Today, anyone can buy an apartment and get automatic Moscow residency. A person from outside of Moscow can rent an apartment which was not possible several years ago. However, that person has to pay additional "non-resident" fees, which are still fairly high. Moscow real estate is still comparatively expensive taking into account that the average yearly income for a Moscow citizen is approximately $4,000 per year. A typical 465 square foot apartment in a block building in the Moscow suburbs will sell for $35,000 to $40,000. This results from overall high costs of living and the necessity to control the migration. However, the current rates still provides housing upgrade possibilities for Moscow residents and people from other parts of Russia.

     Management of the Company is not targeting the regular housing market in Moscow. The Company is involved in the construction of upscale property which management believes will be more lucrative than regular apartment complexes. This is primarily due to the fact that the wealthiest segment of the Russian population is concentrated in Moscow, and the number of deluxe properties available on the market is still far from satisfying the demand.

     There are relatively few private houses within the Moscow city limits. Approximately 95% of Moscow's population lives in apartments and has summerhouses in the outskirts of Moscow. However, the Company is not targeting the majority of the population, rather it designs its projects to appeal to wealthier people that normally might have preferred a house to an apartment. Management believes that an upscale apartment may offer certain benefits over an upscale house or estate in the heart of Moscow. First, there are tremendous costs involved in the renovation of older structures and installation of new communications. Also, there are serious security issues that may be averted by an apartment with a modern security system.

     Most construction companies working in the Russian market of elite housing were forced to reduce their prices in the fourth quarter of 1998. This was due to a general economic crisis and a subsequent short period decrease in demand. The drop in prices varied from minor, 5% to 10%, to significant, 35% to 50%. Presently, the demand for elite apartments has stabilized again. Prices of elite housing are stable and continue to grow in some cases. Management anticipate that the average price per square meter of the elite apartments similar to the ones built by "Kvartal 32-33" will stabilize in the range between $1,300 and $1,800.

Internet Solution

     The Company is presently preparing to exploit opportunities in the Internet marketplace in Russia. This is believed to be the first venture of its kind in Russia. The Company is creating two separate Internet profit centers; on-line sales and Internet services. On-line sales will consist of audio and video products books, periodicals, travel services, electronics, and train and airplane tickets. Internet services will consist of research and consulting, web design, set-up and support of on-line payment systems, web-hosting, web-site advertising and promotion, and Internet and data security including consulting, designing, development, sales and installation of security software and systems.

     The Company is planning to support its product sales by seeking agreements with leading publishing houses and commercial postal agencies. As of the date hereof, final agreements have been secured by the Company with five audio/video producers and distributors and seven publishing houses. The Company anticipates on-line sales of travel services including train and airplane tickets, electronics as well as other affordable goods, which can be delivered with courier or by mail. Management estimates that there are approximately 1,000,000 Internet users in Russia, of which approximately 700,000 are in the Moscow or Saint Petersburg area.

     The Russian based market is not the Company's only target. Management believes that it may receive a favorable response from the Russian Diaspora residing in the United States, Israel, Canada, and Australia. These countries present great distribution possibilities because they provide the combination of an advanced credit card system and mass use of the Internet.

     Payment for goods and services will be supported by an American clearance system, CyberCash, allowing customers to make payments with one of several major credit cards. Credit confirmation or declination of a transaction will be received within 40 seconds, which will expedite the delivery process. The per transaction cost to the Company will be in the range of $0.50 to 2.5% per transaction. The first on-line store using this system opened May 18, 1999 (Internet address http://www.oxiris.com)

     Because not all Russian residents own credit cards, the Company will also accept ruble payments. In this case, the customer will make a purchase, select the payment method, print out a payment order, and make a deposit to the Company's account at Sberbank, the Russian Savings Bank with branch offices throughout
Russia. The order will be shipped as soon as the money is transferred.

     Further for those Russian customers who do not have a credit card, but are willing to obtain one, the Company will be offering a special program called "Buying on the Internet." Anyone interested in this program will be able to fill out the necessary forms on the Web Site and then stop at the Company's office to pick up the debit card and make the initial payment. The necessary agreements with the Rietumu Bank (Riga, Latvia) have been signed. This program will be targeted at young middle class citizens of Moscow and Saint Petersburg and will allow the Company to expand its customer base.

     For delivery to Moscow and Saint Petersburg, a courier service will be used. Certified state mail and EMS (commercial postal agency) will be used to make deliveries in other regions of Russia. Shipments abroad will initially be handled by couriers such as DHL and UPS. At some point, to reduce shipment costs, the Company intends to open local warehouses in the United States, Canada, Israel, and Australia to facilitate direct shipments.

     The Internet "Press Shop" went into operation on May 18, 1999. Subscriptions to any publication are available on-line presenting an alternative to regular post office handled subscriptions. Customers are able to subscribe to an electronic version of the periodical (PDF) at a price compatible to the paper editions. Publishing companies receive a percentage of these sales. The electronic edition is available on the web site 18 to 22 hours prior to the availability of the printed paper version. The Company intends to use a wide information base with user-friendly access to the texts of all editions to ease the process of press monitoring. To help customers make choices and save time, the web site also contains daily reviews of interesting articles and publications. The on-line shop will primarily sell Russian CDs, Audiocassettes, Videotapes and books. Direct contact with major Russian publishers and recording companies allows the Company to offer a wide variety of products to the consumer.



     According to preliminary research and meetings with manufacturers of audio and video merchandise, the Company expects to offer up to 50,000 movie titles. Approximately 20% to 30% will be Russian productions and the remainder will be licensed movies produced in the West. Approximately 80 to 100 new titles will be added monthly. The average price per video will be 40 to 65 rubles (approximately $1.60 to $2.60), depending on the film category. Comparatively, the average retail price for similar kinds of merchandise is 90-120 rubles (approximately $3.60 to 4.90).
Russian video manufacturers typically sell between 5,000 and 6,000 tapes per month.

     The Company intends to create an opportunity for a variety of Russian businesses to sell their goods and services over the Internet. Those businesses will be welcome to use the Company's payment system. However, to reduce the risk of loss due to charge backs and dishonest sellers, the Company would obtain advance payments, corresponding to two to three weeks of expected revenues to ensure that there are sufficient funds on hand to cover any charge backs and defalcation.

     The Company is also planning to create a web-hosting center. The Company will offer several channels to different providers, immutable servers, and daily reserve doubling of the information. Traditional Russian Web-Hosting generally includes only providing space on the World Wide Web, e-mail routing, and the use of client CGL (computer graphics laboratory) programs. These services, like on-line shops, are primarily set-up for creating mailing lists and are made available at substantial costs to the retailer. This situation has created a need for more user-friendly and less costly services, especially in light of the fact that the customer base has expanded dramatically. Therefore, the Company is working to develop a system to allow the set-up and operation of web sites for clients. This "virtual machine" concept will enable clients to administer their site by means of a simple browser. Clients will be able to add and delete users, determine access privileges, create and delete e-mail addresses for their domain, form mailing lists, organize and operate Web conferences, review the statistical data on the site visitors in the form of easy reports, and permit their clients to change their site information.

     A minimal payment for the initial package is anticipated to be comparable to the current average market price. Presently, the average per month charge is from $25 to $30 for Web-Hosting. A separate package will include installation of the on-line shopping software with its subsequent link to the CyberCash payment system. The Web-Hosting System is scheduled to be launched in the fall of 1999.


     The Company will be able to provide businesses interested in working on the Internet with specialists trained in consulting, marketing research, and computer design as well as support the sites and organize advertising and promotion campaigns.

     Today Internet Web shopping is a rapidly developing and growing marketplace. According to the Neilson New Media Research report dated February 3, 1999, the number of online shoppers has been growing at a faster rate than the increase of Internet users in general. Also, the number of persons who bought items online started increasing even more quickly in recent years.

     The study indicated that in the United States and Canada, out of 79,000,000 Internet users, 20,000,000 have made purchases. The number of Web shoppers, people who compare prices or research services online, is presently at 48,000,000.

     According to Simba International statistics, a "market news" magazine dated December 24, 1998, total volume of retail sales through the Internet was $1 billion in 1997. Transaction in corporate market business was at $6 billion.

     According to ROCIT (a Moscow, Russia based marketing firm) figures, based on "Itogi Magazine" dated August 28, 1998, total Internet users in Russia in July 1996 was 500,000. Currently, relying on "Computer and Technology Magazine" dated January 15, 1999 there are about 1,200,000 users in Russia. Russian Web users in America also increase total potential Russian consumers. It is estimated that there are approximately 1,000,000 Russian emigrants in the United States.

     EStates, an American research corporation, estimates, based on "Media Research Newspaper" dated February 11, 1999, that 65% of current Internet users have used the Web to "shop around" online. Shopping is defined as checking out products and services and comparing prices, prior to a purchase decision. However, approximately 14% of Internet users have actually purchased something online.

     International Data Corp estimates that by the year 2000, approximately 92% of Internet users will do some shopping online and another 45% will actually make purchases. This growth will result from increased security as well as a psychological boost in trust, familiarity and overall ease with online technology.

Marketing

     The Company employs a marketing strategy that involves extensive advertising in international and local publications such as "Global Review", "Expert", "Banks and Technologies" and "Moscow News." In Russia, several television programs in the series "Russian Businessmen" featured the activities of the Company and its Chief Executive Officer, Vassili Oxenuk. The Company has used and will continue to use advertising in various media.

     The Company has created an interactive web-site, containing information about its major lines of business. The main web-sight has links to the Company's current projects. Furthermore, the Company is an active participant in major Russian business forums and trade shows. Management believes that this exposure will create a positive image for the Company in its various business endeavors.

Competition

     The Company is likely to encounter competitors and potential competitors in developing its real estate properties and marketing its Internet related products. Many of the Company's competitors are larger, established companies with greater assets and financial reserves than the Company. The Company's success will depend partly on its ability to successfully compete with these other companies. There can be no assurance that the Company will be able to successfully and profitably compete.

     Because the Company operates primarily in emerging markets, particularly Russia, many of the local competitors do not demonstrate stronger financial reserves, greater assets or higher level of expertise. The Company also has advantages as a foreign resident entity including being subject to United States taxation instead of Russian, a developed business network, and certain forms of protection and guarantees from Russian and Moscow governments. However, an unstable Russian economy makes it difficult to predict the Company's success with complete certainty.

     Real Estate

     The Company believes that the development of elite apartment complexes will appeal to the upscale consumer that will be able to afford higher priced dwellings. Further, the ability of the Company's projects to offer modernized facilities and infrastructure will enhance the marketability of the projects.

     The elite real estate market in Moscow may be subdivided into four basic categories. Category 1 consists of remodeled apartments in old "Stalin" municipal buildings that are typically three to eight storied brick buildings. Cost per square meter varies from $800 to $1,400. Demand for this property type is declining due to poor building structure and communications and from the lack of basic maintenance.

     Another popular trend common for this category is to remodel old (beginning of the century) buildings completely from the inside, leaving the facade untouched. This presents a number of difficulties for both, sellers and buyers. Current residents must be relocated by the developer, who should provide them with apartments in the suburbs of Moscow. Superlative construction know-how is required in order to keep the facade in its original state and completely remodel the inside of the building. Average price per square meter is $2,500. Because the developer is usually limited in his means to ensure safety, to establish corresponding infrastructure and to influence the overall appearance of the neighborhood, the demand for this type of property is not high.

     Category 2 consists of elite housing construction which is currently extensive in the center of Moscow. Generally, the houses are seven to eight stories high, including one to two service floors, and provide underground parking garages. The cost per square meter varies from $1,800 to $4,000. Additional costs of parking space are $25,000 to $40,000. Management believes that this real estate sector has indicated much higher supply than demand.

     Category 3 consists of properties located in the outskirts of Moscow and are mostly represented by five to sixteen storied brick and block buildings. Most of these properties and related structures were formerly built for the Russian government bureaucracy. Prices are determined by a number of factors including location, building technology, ambient factors and availability of additional services. Prices vary from $1,200 to $2,500 per square meter.

     Developers of category 4 housing, and to an extent category 3, present direct competition to Kvartal 32-33. These properties offer brand new multi storied buildings using monolith or mixed construction technology. Management believes that the Company can compete with the developers of category 3 and 4 because of its location, advanced building technology, competitive prices, implementation of a mortgage system modified for Russian conditions, and overall prestige of the project. Management does not believe categories 1 and 2 present significant competition to the Company's real estate development.

     Internet

     The Company believes that it can compete with existing entities in the field of "E-commerce" (Internet) primarily due to the Company's use of its advanced payment system. None of the existing local competitors in Russia can establish a merchant account, enabling the merchant to process the credit card payment in the real time. The Company, being an American entity, was able to establish such an account. As a result, the authorization time using the Company's system is 40 seconds versus the typical two days necessary for competitors to process their credit card information.

     The Company also plans to employ payment methods that are traditional for Russia, from cash on delivery to wire transfers. Most competitors target the exclusive affluent population segment and therefore are not willing to use customary payment methods.
The Company believes that it can expand its market share by attracting a more typical consumer. The Company also intends to introduce a special buyers' program, "Buying on the Internet."
This program will allow customers that do not have a regular credit card to obtain a secured credit card from the Company and enjoy the benefits of Internet shopping on the Company's site.

     The Company also believes it can compete successfully by offering a wide variety of products and services. Existing competitors' sites are typically specialized, with a limited selection of products and services. The Company has entered into agreements with five producers of audio-video-CD products and is currently negotiating with several publishing houses. As the Company's business develops, it intends to expand its range of goods and services by offering traveling services, health and beauty care products and other consumer goods.

Patents, Trademarks and Licensing Agreements

     The Company has filed a trademark for its logo in the Russian Federation. Currently, the Company has no patent or licensing agreements.

Research and Development

     Because of the nature of its business, the Company has not allocated funds for conducting research and development activities to develop new products or technology. Currently, management does not anticipate that funds will be allocated for research in the immediate future. If in the future the Company acquires or becomes associated with a business or entity that requires research and development of products, the Company will allocate such funds as may be necessary for research activities. As of the date hereof, the Company does not contemplate such activities in the immediate future.

Employees

     As of the date hereof, the Company has a total of fifty three employees. The Company's Las Vegas office employs three full-time employees consisting of one executive officer and two office staff personnel. In addition to its full-time employees, the Company may use the services of certain consultants on a contract basis. Presently, the Company has retained a public relations consultant, Howard Bronson and Associates in New York City. The Company has a six-month contract with the firm, commencing January 1, 1999, at a rate of five thousand dollars a month.

     The Company's Moscow, Russia representative office, which was acquired from OFS and OIL, presently employs forty-six full-time employees, consisting of three executive officers, nine traders and financial analysts, twenty members of the computer programming and technical support department, four accountants, one office manager, four administrative assistants, two drivers, one cook and two housekeepers.

     The Company's Sochi, Russia representative office presently employs four full-time employees, consisting of the head of the representative office, one trader, one accountant, and one administrative assistant.

     Management intends to hire additional qualified employees only as business conditions warrant and as funds are available. In such cases, compensation to management will be consistent with prevailing wages for the services rendered. The Company does not anticipate in the immediate future to offer any employee a bonus, profit sharing or deferred compensation plan. The Company has entered into two employment contracts, one with President and C.E.O., Vassili Oxenuk, and the second with Secretary/Director, Kirill Mendelson.

     Pursuant to the terms of Mr. Oxenuk's agreement, the Company is to pay his monthly personal expenses, which are not to exceed $180,000 per year. Payment is made through Mr. Oxenuk's Citibank Visa and Citibank MasterCard accounts. At the end of each year, the Company will issue to Mr. Oxenuk a Form 1099 reporting, for tax purposes, the total amount paid to him during the year, with the exception of reimbursable business expenses. Additionally, the Company is to provide housing for Mr. Oxenuk and his family and to pay all expenses related to the property.

     Pursuant to the terms of Mr. Mendelson's agreement, he is to receive an annual salary of $60,000. In addition, Mr. Mendelson is to receive a bonus in the amount of 270,000 shares of the Company's common stock.

Facilities

     The Company's principal place of business and corporate offices are located at 3980 Howard Hughes Parkway Suite 340 Las Vegas, Nevada 89109. The facilities consist of approximately 1500 square feet of office space and is leased for a term of five years at the rate of $3,974 per month. The Company believes that its current principal offices are adequate for the immediate future.

     The Company uses as its Moscow representative office the facilities acquired from OFS and OIL located at Nauchny Proezd 12 Office #28, Moscow, Russia 117802. The facilities consist of approximately 6,173 square feet and are leased for a term of one year. The lease includes an automatic renewal of the lease term unless the Company otherwise notifies the lessor. The facilities are leased at the rate of $12,190.00 per month.

     The Company's Sochi representative office is located at Gagarina Street 5 Sochi Russia 354065. The facilities consist of approximately 1,076 square feet and are leased for a term of one year. The lease includes an automatic renewal of the lease term unless the Company otherwise notifies the lessor. The facilities are leased at the rate of $1,627.00 per month.

Litigation

     The Company is not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

ITEM 2.  Management's Discussion and Analysis or Plan of Operation

     The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the Form 10-SB.

Overview

     Although the Company has been in existence since 1923, it was inactive with no business operations for several years until approximately November 1998. Oxir-Private was created on May 19, 1998 and had only minimal operations prior to merging with and into the Company. Financial information presented herein is that for Oxir-Private and the Company from May 19, 1998 to February 28, 1999. The Company has elected a fiscal year ending June 30.

Results of Operations

     For the period commencing on May 19, 1998 and ended
February 28, 1999, the Company had no revenue from sales. During this period, the Company's primary business activity has been managing funds for private and corporate clients in stock and money markets and engaging in various trading activities for Company accounts in the United States markets. For the period ended February 28, 1999, the Company's trading activities resulted in the Company realizing a $539,368 gain on the sale of marketable securities and a net unrealized gain on marketable securities of $2,060,600. During this period, the Company had General and administrative expenses of $305,070, consisting primarily of $128,774 in operating expenses for the Las Vegas facilities, $77,854 in salaries, $35,947 in auto expenses, and $10,321 in advertising expenses. Also, the Company had rent expense of $22,047 in connection with maintaining its principal place of business in Las Vegas, and interest expense of $21,607.

     Income before taxes for the period ended February 28, 1999 was $2,235,036. The Company's tax liability as of February 28, 1999 was $759,912, consisting of $51,280 in current income taxes due and $708,632 in deferred income taxes. Deferred income taxes are based upon unrealized gains due to market appreciation of the Company's marketable securities. For the period ended February 28, 1999, net income was $1,475,124, or $.10 per share.

Liquidity and Capital Resources

     The Company has satisfied its initial working capital needs from the sale for cash of its common stock and from income generated by the Company's operations. Working capital at
February 28, 1999 was $1,555,209, consisting primarily of investments in trading securities of $4,266,219. This was offset by the debt on the Company's margin accounts of $1,940,237 and a
deferred tax liability of $708,632.   Net cash provided by
operating activities for the period from May 19, 1998 through February 28, 1999 was $863,183, primarily attributed to the $1,475,124 net income and $1,940,237 increase in margin accounts, and partially offset by the $3,326,455 increase in trading securities and. The Company also recognized a $759,912 increase in accrued liabilities due to its deferred tax liability.

     During the period ended February 28, 1999, the Company's net cash used by investing activities was $397,148 for the design and construction of office facilities and the purchase of office equipment. During this same period, the Company's net cash used by financing activities was $463,867, primarily attributed the $1,311,867 advance to Oxir Investments Ltd., which funds were used for investing in the condominium development in Moscow, Russia. Also, the Company expended $250,000 related to the acquisition of the controlling block of the Company's shares by the Company's President. During this period, the Company realized $1,098,000 from the issuance of common stock for cash.

     The Company anticipates meeting its working capital needs during the next twelve months primarily with revenues from trading activities in its marketable securities. The Company believes that it has adequate cash reserves to meet any routine contingency during the next twelve months.
Management anticipates that the Company will be able to fund internally any future project or acquisition during the next twelve months. The Company does not foresee a need for additional financing unless internal funding is not adequate for a particular project or acquisition.

     As of February 28, 1999, the Company had total assets of $5,976,066 and total stockholders' equity of $3,262,888. Further, the Company had $2,168 in cash and cash equivalents and $4,266,219 in investments in trading securities.

     In the event outside funding is necessary, the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although management has not made any arrangements or definitive agreements, the Company would consider private funding or the private placement of its securities and/or a public offering. If the Company experiences a substantial delay in developing its projects and is unable to secure financing from the sale of its securities or from private lenders, the continuation of the Company as a going concern would be seriously jeopardized. Management believes that it will have, or will be able to raise sufficient funding to complete each project it has commenced. However, additional funding may be required for growth and the financing of future larger projects.

Plan of Operation

     During the next twelve months, the Company will continue to seek new investment opportunities and continue to develop its existing projects. The real estate project at Leninski prospect 116 has been broken up into smaller sub-projects, including a fitness center, restaurant/health bar and a beauty salon located in the building. The approximate cost of the projects is $600,000 and management anticipates a return of approximately 40% per year. Construction is expected to commence in July of this year, with an anticipated completion date of December 1999. Another sub-project will provide a 128-kb fiber optic Internet connection to all 125 apartments at Leninski prospect 116. The cost of the project is expected to be approximately $300,000 and management anticipate an annual return of approximately $600,000 per year.

     It is anticipated that the Leninski Prospect 128, the Company's second real estate project, will be completed in the fourth quarter of 2000. The Company anticipates that its total investment in this project will be approximately $2,200,000, which the Company believes can be provided for internally. As of the date hereof, approximately twenty percent (20%) of the Leninski Prospect 128 has been pre-sold.

     It is anticipated that by September 1999, Oxir Internet Solutions will finalize its programming and database preparation for the launching of books, audio, video and CD's sales. The virtual reality store should be completely operational by October of this year. By February 2000 the Company intends to add drug, health and medical remedies store. By June 2000 the Company anticipates opening a sporting goods and team sports store. In the next 12 months the Company is also planing to put a server and all necessary equipment in Las Vegas, Nevada to provide Web-hosting and Web-design services to the general public. In addition, the Company is planing to lease its web page both in Russia and the United States for both American and Russian firms to sell and promote their products.

     Management anticipates that due to the Company becoming a publicly traded entity, its reputation will be enhanced in the Eastern European market. Management believes that this public exposure will increase the amount of funds that are transferred by its clients to the Company's account for the purpose of asset management.

     The Company does not anticipate making any significant capital expenditure on its present office facilities or equipment. There are no current plans for the Company to become engaged in manufacturing of any products. Management does not anticipate hiring additional employees until warranted by business conditions and availability of funds.

     The Company anticipates meeting its working capital needs during the next twelve months primarily with revenues from trading activities in its marketable securities and possibly by interim financing to provide working capital if necessary. The Company is also contemplating making a public offering of its securities to fund future projects. Management has not entered into any new arrangements or definitive agreements for a private placement of securities and/or a public offering. If the Company's operations are not adequate to fund its operations and it is unable to secure financing from the sale of its securities or from private lenders, the Company could experience losses which could curtail the Company's current operations and future projects. The continuation of the Company as a going concern is directly dependent upon the success of its future operations and ability to obtain additional financing.

Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, "Earnings Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation did not have a material effect on the financial statements.

     The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributors to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Adoption of these statements had no material effect on the Company's financial statements.

     The FASB has also issued SFAS No 132. "Employers' Disclosures about Pensions and other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other Postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. Adoption of this statement did not have a material effect on the Company's financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes the adoption of this statement will have no material impact on the Company's financial statements.





Inflation

     In the opinion of management, inflation has not had a material effect on the operations of the Company.

Year 2000

     Year 2000 issues may arise if computer programs have been written using two digits (rather than four) to define the applicable year. In such case, programs that have time-sensitive logic may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures.

     The Company has completed its assessment of the Year 2000 issue and believes that any costs of addressing the issue will not have a material adverse impact on its financial position. The Company believes that its existing computer systems and software will not need to be upgraded to mitigate the Year 2000 issues. The Company has not incurred any material costs associated with its assessment of the Year 2000 problem. In the event that Year 2000 issues impact the Company's accounting operations and other operations aided by its computer system, the Company believes, as part of a contingency plan, that it has adequate personnel to perform those functions manually until such time that any Year 2000 issues are resolved.

     The Company believes that third parties with whom it has material relationships will not materially be affected by the Year 2000 issues as those third parties are relatively small entities which do not rely heavily on information technology ("IT") systems and non-IT systems for their operations. However, if the Company and third parties upon which it relies are unable to address any Year 2000 issues in a timely manner, it could result in a material financial risk to the Company, including loss of revenue and substantial unanticipated costs. Accordingly, the Company plans to devote all resources required to resolve any significant Year 2000 issues in a timely manner.

Risk Factors and Cautionary Statements

     This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the possible success of the Company's varied projects, the volatility of the financial markets in which the Company invests, the ability of the Company to fund its current and future projects and its ability to meet its cash and working capital needs, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

ITEM 3.   Description of Property

     Starting from September 1997 through February 28, 1999, the Company, together with OIL and OFS invested $2,030,023 into construction of the high-rise elite apartment complex in Moscow. The Company has applied its revenues from this investment to purchase the Fitness and Entertainment Center in one of the apartment buildings of the above-mentioned complex. The total approximate investment in this venture is $600,000. The property was purchased for cash, therefore there are no mortgages. There are no limitations on the ownership and no liens on the property.

     The Fitness and Entertainment Center will include workout area, fitness bar, sauna, swimming pool, Jacuzzi, massage parlor, tanning salon, beauty salon, billiard room, restaurant and a liquor bar. The floor space is approximately 7,432 square feet. The center is designed to host 300 people. It is currently undergoing the initial construction stage and is scheduled to open in December 1999.

ITEM 4.  Security Ownership of Certain Beneficial Owners and
         Management

         The following table sets forth information, to the best of the Company's knowledge, as of June 8, 1999, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

 Name and Address                   Amount and Nature of         Percent
of Beneficial Owner                 Beneficial Ownership        of Class(1)
Vassili I. Oxenuk                         12,749,319               80.6%
  3980 Howard Hughes Pkwy.
  Suite 340
  Las Vegas, NV 89109
Michael Y. Smirnov                         1,350,000                8.5%
  3980 Howard Hughes Pkwy.
  Suite 340
  Las Vegas, NV 89109
Kirill M. Mendelson                          270,000                1.7%
  3980 Howard Hughes Pkwy.
  Suite 340
  Las Vegas, NV 89109
All directors and officers                14,369,319               90.8%
  a group (4 persons)

      *   Director and/or executive officer
          Note:     Unless otherwise indicated in the footnotes below, the
          Company has been advised that each person above has sole voting power over the shares indicated above.

               (1) Based upon 15,820,600 shares of Common Stock outstanding on June 8, 1999.



ITEM 5.   Directors, Executive Officers, Promoters and Control
          Persons

Executive Officers and Directors

     The executive officers and directors of the Company are as follows:

             Name                    Age         Position
       Vassili I Oxenuk               35   President, CEO, Chairman
                                           and Director
       Michael Smirnov                32   Vice President, CFO and
                                           Director
       Alexander Sarkisian, Ph.D.     51   Vice President
       Kirill M. Mendelson            28   Secretary, Treasurer and
                                           Director
       Inna Batrakova                 24   Vice President of
                                           Communications and Director

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one year terms. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of the Company shall be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. The Executive Committee of the Board of Directors, to the extent permitted under California law, exercises all of the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. Each executive officer is appointed by and serves at the discretion of the Board of Directors.

     None of the officers and/or directors of the Company are officers or directors of any other publicly traded corporation, nor have any of the directors and/or officers, nor have any of the affiliates or promoters of the Company filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject or any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

     The business experience of each of the persons listed above during the past five years is as follows:

Vassili I. Oxenuk, President, CEO, Chairman

     Mr. Oxenuk is a graduate of the Moscow State University Mathematics Boarding School for Gifted Children and the Mojaysky Military Academy. His career experiences include Analytical Researcher for the Russian Central Military Intelligence Agency. Mr. Oxenuk started his entrepreneurial activities in 1990 by establishing a lumber export company, "UNYS". In 1991 he broadened his export-import activity to audio-video products by establishing OxMoSe Company in Leipzig, Germany. The company created a joint venture in Russia for retail sales of consumer electronics, operations of nightclubs, restaurants, discos as well as production lines for milk and soft drink bottling. With the changing economic environment in Russia in 1995, the company decided to sell its businesses and used the proceeds of the sale to start a financial services company. This company was registered as OXIR Financial Services Ltd. in British Virgin Islands. At the outset, the company operated through brokers in Warburg, Germany. In 1997 the company established brokerage accounts with Charles Schwab, Datek, and E-trade. In May of 1998 Mr. Oxenuk incorporated a new company, OXIR Investments Inc., in the state of California that was later merged with the Company. Mr. Oxenuk is currently finishing his Doctoral Degree in Finance at the University of JFK San Francisco.

Michael Smirnov, Vice President, CFO, Director

     Mr. Smirnov is a graduate of the Mojaysky Military Academy in mathematics and was the 1986 winner of the Student Olympiad. His experience includes Analytical Researcher for Russian Central Military Intelligence as well as significant work experience in World Stock Exchanges. In 1995 he accepted a position as Financial Analyst Manager for OxMoSe. At the end of 1995, OxMoSe was dissolved and Mr. Smirnov transferred to an identical position with OXIR Financial Services Ltd. Since the inception of OXIR Investments Inc. he has been a Director, CFO, Vice President, and a leading trader for OXIR Investments, Inc. Mr. Smirnov has significant work experience in world stock exchanges and is certified as a trader of the highest category by the Russian Stock exchange. Presently, Mr. Smirnov is completing his Doctoral degree in finance at the JFK University San Francisco.

Alexander Sarkisian, Ph.D., Vice President.

     Dr. Sarkisian, has a Ph.D. in economics and is a Head of the Trading Department at the Moscow Aviation Institute. From 1985 through 1991, Dr. Sarkisian was Vice President of Fazotron.
Dr. Sarkisian was Chairman of the Board of Stenholm A.S., a Holland investment company, from 1996 to the present. From 1997 through the present, Dr. Sarkisian has been President of Aspect, a trading company, and Chairman of the Board of Regionsotsbank.

Kirill Mendelson, Secretary, Treasurer, Director

     Mr. Mendelson attended the Moscow Medical Academy in Russia from 1988 to 1991 and was a Member of the Honor Students in 1989 and 1990. He received his BS with a minor in business from the University of Las Vegas, NV in 1995 where he was on the Dean's Honor List. From June 1991 to March 1998, he was Vice President of Marketing for Europe and Russia and Executive Director for US Direct Inc. His responsibilities included consulting for Joint Ventures, export and import trade in Russia, Ukraine and Baltic Republics. While with US Direct, he consummated numerous sales of casino gaming equipment to casinos in two districts of Russia. He arranged for the placement of a DMSO topical gel called Dabso, used for the treatment of arthritis, in the over the counter market of Moscow and Rostov-on-Don. From July 1986 to May 1991, Mr. Mendelson was Co-Owner and Manager of Computer Store Inc., Moscow, Russia where he trained and supervised 12 employees in sales and repairs of office equipment.

Inna Batrakova, Vice President of Communications, Director

     Ms. Batrakova graduated from the Pyatigorsk State Linguistic University with major in English and Psychology. Upon graduation Ms. Batrakova was awarded honors bachelor degree in Linguistics and Practical Psychology. Ms. Batrakova also acquired a certified diploma of the Interpreter's faculty at the same University. Currently Ms. Batrakova is completing her Masters Degree in JFK University of San Francisco. Ms. Batrakova started her career with Oxir Investments, Inc. in February of 1997 and accepted the position of a an administrative assistant at its representative office in Moscow. In November of 1997 Ms. Batrakova was promoted to the position of the executive administrative assistant. Her main responsibilities included handling business correspondence, assisting the clients, scheduling business meetings, providing business trips itineraries, performing translating/interpreting duties, as well as providing full information support in the absence of the President. Currently, Ms. Batrakova is in charge of the back office department activities.

ITEM 6.   Executive Compensation

     The Company does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. As of February 28, 1999, no employee of the Company has earned in excess of $100,000 per annum.

     The Company has entered into two employment contracts, one with President and C.E.O., Vassili I. Oxenuk, and the second with Secretary/Director, Kirill Mendelson. Mr. Oxenuk's agreement provides that the Company will pay his monthly personal expenses, which are not to exceed $180,000 per year. Payment is made through Mr. Oxenuk's Citibank Visa and Citibank MasterCard accounts. At the end of each year, the Company will issue to Mr. Oxenuk a Form 1099 reporting, for tax purposes, the total amount paid to him during the year, with the exception of reimbursable business expenses. Additionally, the Company is to provide housing for Mr. Oxenuk and his family and to pay all expenses related to the property.

     Mr. Mendelson's agreement provides that the Company will pay an annual salary of $60,000. In addition, the Company issued to Mr. Mendelson 270,000 shares of the Company's common stock.

     The following table sets forth all cash compensation paid by the Company for services rendered to the Company for the period ended February 28, 1999, to the Company's Chief Executive Officer. No executive officer of the Company has earned a salary greater than $100,000 annually for the period depicted.

                    Summary Compensation Table
                                                  Other     All
                                                  Annual   Other
Name and                                         Compen-  Compen-
Principal Position     Year(1)  Salary    Bonus   sation   sation

Vassili I. Oxenuk,     1999    $52,187    $ -0-    $ -0-   $ -0-
President, C.E.O.
________________
     (1)  For the period commencing May 19, 1998 through
          February 28, 1999.

ITEM 7.   Certain Relationships and Related Transactions

     During the Company's inception, there have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family, except as set forth below.

     In February 1999, the Company entered into two separate agreements to acquire, through tax free exchange of shares, 100% of the issued and outstanding shares of OXIR Financial Services, Ltd. ("OFS"), a British Virgin Islands corporation, and 100% of the issued and outstanding shares of OXIR Investment, Ltd. ("OIL"), a British Virgin Islands corporation. Vassili I Oxenuk, the Company's President and C.E.O., was the sole shareholder of both OFS and OIL. Under the terms of the agreements, Mr. Oxenuk will receive an aggregate of 5,000,000 shares of the Company's common stock. It is anticipated that the transactions will be finalized prior to June 30, 1999. Mr. Oxenuk did not participate in the Company's Board of Directors decision to make the acquisitions and the transactions were negotiated on an arms length basis. The Company did not receive an independent valuation of either OFS or OIL.

     The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.



ITEM 8.   Description of Securities

Common Stock

     The Company is authorized to issue 50,000,000 shares of Common Stock, no par value, of which 15,800,600 shares are issued and outstanding as of June 8, 1999. On November 25, 1998, the Company effected a forward stock split of its then issued and outstanding shares of Common Stock on a three (3) shares for one (1) share basis. All references to the Company's Common Stock herein are in post-split shares. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to
(i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

                             PART II

ITEM 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters

     Prior to the filing of this registration statement, no shares of the Company's Common Stock have been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency of authority. The Company intends to make an application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. Although the Company intends to submit its application to the OTC Bulletin Board contemporaneously with the filing of this registration statement, the Company does not anticipate its shares to be traded in the public market until the registration statement becomes effective. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities. Because to date there has been no meaningful trading market for the Company's Common Stock, historical price information is being omitted.

     In the event a public market for the Company's shares does develop, the ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Company's shares will be subject to the provisions of
Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of shareholders to sell their shares.

     As of June 8, 1999 there were 176 holders of record of the Company's Common Stock, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees.

     As of June 8, 1999, the Company has issued and outstanding 15,820,600 shares of common stock. Of this total, 14,469,919 shares were deemed "restricted securities" as defined by the Act and certificates representing such shares bear an appropriate restrictive legend.

     Of the Company's total outstanding shares, 1,350,681 shares may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. None of these shares have been identified as being held by affiliates.

     Of the total restricted shares outstanding, approximately 12,149,319 become eligible to be sold pursuant to Rule 144 on September 2, 1999, subject to the volume and other limitations set forth under Rule 144. The balance of the restricted shares become eligible to be sold under Rule 144 at follows: 2,317,600 shares on January 5, 2000; 2,000 shares on February 27, 1999; and 1,000 shares on April 29, 2000.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's Common Stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.   Legal Proceedings

     There are presently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM 3.   Changes in and Disagreements With Accountants

     There have been no changes in or disagreements with accountants.

ITEM 4.   Recent Sales of Unregistered Securities

     From January 4 to April 29, 1999, the Company issued for cash 100,600 shares of its common stock to an aggregate of five persons at the price of $5.00 per share, or an aggregate of $503,000. The proceeds from the issuances were used for general corporate operating purposes and investments.

     On January 4, 1999, the Company issued 1,350,000 shares of common stock to the Company's Vice President and C.F.O. in exchange for certain trading securities. This transaction was valued at predecessor cost, at $.70 per share, or an aggregate of $939,764. On the same date, the Company issued 270,000 of common stock to its Secretary/Treasurer as an initial bonus. No value was assigned to the transaction because the shares were treated as founders shares.

     Also on January 4, 1999, the Company issued 600,000 to a director in exchange for the initial investment received from Oxir Investment Ltd. This transaction was valued at $1.00 per share, or $600,000.

     None of the issuances of shares set forth above were registered with the Commission under the Securities Act of 1933, as amended, because the transactions were believed to be exempt form registration requirements under Section 4(2) of the Act.

ITEM 5.   Indemnification of Directors and Officers

     As permitted by the provisions of the California Corporations Code (the "Code"), the Company has the power to indemnify any person who was or is a party, or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was an agent of the corporation. This indemnification shall be against any expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful.

     The term "agent" means any person who is or was a director, officer, employee or other agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation. The term "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under the Code.



     This indemnification does not apply to an action by or in the right of the Company to procure a judgment in its favor. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

     No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company in the performance of such person's duty to the Company, unless and only to the extent that the court in which such proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall determine. No indemnification shall be made for amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval, or for expenses incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval.

     To the extent that an agent of the Company has been successful on the merits in defense of any proceeding referred to above, or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith. Otherwise, indemnification shall be made only if authorized in the specific case, upon a determination that indemnification is proper in the circumstances, by the majority vote of the Board of Directors, or by the court in which such proceeding is or was pending.

     Expenses incurred in defending any proceeding may be advanced by the Company prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the agent to repay such amount unless it shall be determined ultimately that the agent is entitled to be indemnified as authorized by the Code.

     The Code also permits a corporation to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such whether or not the corporation would have the power to indemnify the agent against such liability under the provisions of the Code. Presently, the Company does not carry such insurance.

Transfer Agent

     The Company has designated Pacific Stock Transfer Company,
P.,O. Box 93385, Las Vegas, Nevada 89193, as its transfer agent.




                             PART F/S

     The Company's financial statements for the period ended June 30, 1998 and February 28,1999 have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB.















                     OXIR INVESTMENTS, INC.
                 (A Development Stage Company)

               FINANCIAL STATEMENTS

                       February 28, 1999






                       C O N T E N T S



      Independent Auditors' Report. . . . . . . . . . . . . . 3

      Balance Sheets. . . . . . . . . . . . . . . . . . . . . 4

      Income Statements . . . . . . . . . . . . . . . . . . . 5

      Statements of Stockholders' Equity. . . . . . . . . . . 6

      Statements of Cash Flows. . . . . . . . . . . . . . . . 7

      Notes to the Financial Statements . . . . . . . . . . . 8





                INDEPENDENT AUDITORS' REPORT


      To the Board of Directors
      OXIR Investments, Inc.
      (A Development Stage Company)
      Las Vegas, Nevada


      We have audited the accompanying balance sheets of OXIR Investments, Inc. (a development stage company) as of June 30, 1998 and February 28, 1999, and the related statements of operations, stockholders' equity and cash flows for the period from July 1, 1998 through February 28, 1999 and from inception on May 19, 1998 through June 30, 1998 and
      February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of OXIR Investments, Inc. (a development stage company) as of June 30, 1998 and February 28, 1999 and the results of its operations and their cash flows for the period from July 1, 1998 through February 28, 1999 and from inception on May 19, 1998 through June 30, 1998 and February 28, 1999, in conformity with generally accepted accounting principles.




      Jones, Jensen & Company
      Salt Lake City, Utah
      May 28, 1999


                     OXIR INVESTMENTS, INC.
                 (A Development Stage Company)
                          Balance Sheets


                             ASSETS

                                                 February 28,      June 30,
                                                      1999           1998

CURRENT ASSETS

 Cash and cash equivalents                        $     2,168       $   -
 Investment in trading securities (Note 3)          4,266,219           -

  Total Current Assets                              4,268,387           -

PROPERTY AND EQUIPMENT (Note 4)                       380,812           -

OTHER ASSETS

 Related party receivable (Note 5)                  1,311,867           -
 Deposits                                              15,000           -

  Total Other Assets                                1,326,867           -

  TOTAL ASSETS                                    $ 5,976,066       $   -

              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

 Margin account (Note 7)                          $ 1,940,237       $   -
 Accounts payable                                      13,029           -
 Provision for income taxes (Note 8)                   51,280           -
 Deferred tax liability (Note 8)                      708,632           -

  Total Current Liabilities                         2,713,178           -

COMMITMENTS (Note 6)

STOCKHOLDERS' EQUITY

 Common stock: 50,000,000 shares authorized
  of no par value, 15,819,600 shares issued
  and outstanding                                   1,787,764           -
 Retained earnings                                  1,475,124           -

  Total Stockholders' Equity                        3,262,888           -

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $ 5,976,066       $   -


                     OXIR INVESTMENTS, INC.
                 (A Development Stage Company)
                       Income Statements

                                                                     From
                                            From       From      Inception on
                                       July 1,1998 May 19, 1998  May 19, 1998
                                          Through     Through       Through
                                      February  28,   June 30,    February 28,
                                            1999       1998           1999

SALES                                 $       -       $   -      $      -

COST OF GOODS SOLD                            -           -             -

GROSS MARGIN                                  -           -             -

COSTS AND EXPENSES

 Depreciation expense                       16,336        -           16,336
 Rent expense                               22,047        -           22,047
 General and administrative                305,070        -          305,070

  Total Costs and Expenses                (343,453)       -         (343,453)

  Net Loss From Operations                (343,453)       -         (343,453)

OTHER INCOME (EXPENSE)

 Interest expense                          (21,607)       -          (21,607)
 Realized gain on sale of marketable
  securities                               539,368        -          539,368
 Net unrealized gain on marketable
  securities                             2,060,600        -        2,060,600
 Dividends                                     128        -              128

  Total Other Income (Expense)           2,578,489        -        2,578,489

INCOME BEFORE TAXES                      2,235,036        -        2,235,036

INCOME TAX (Note 8)                        759,912        -          759,912

NET INCOME                            $  1,475,124    $   -      $ 1,475,124

BASIC INCOME PER SHARE                $       0.10    $   -

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                     14,407,325  13,500,000


                     OXIR INVESTMENTS, INC.
                 (A Development Stage Company)
              Statements of Stockholders' Equity


                                          Common Stock            Retained
                                       Shares       Amount        Earnings

Balance at inception                      -       $      -       $      -

Net income from inception on May 19,
 1998 through June 30, 1998               -              -              -

Balance, June 30, 1998                    -              -              -

Shares issued to founders at
 predecessor cost of $0.00
 per share                          13,770,000           -              -

Shares issued for trading securities
 at $0.70 per share                  1,350,000        939,764           -

Common stock issued for cash at
 $1.00 per share                       600,000        600,000           -

Stock issuance costs                      -          (250,000)          -

Common stock issued for cash
 at $5.00 per share                     99,600        498,000           -

Net income from July 1, 1998 through
 February 28, 1999                        -              -         1,475,124

Balance, February 28, 1999          15,819,600    $ 1,787,764    $ 1,475,124




                     OXIR INVESTMENTS, INC.
                 (A Development Stage Company)
                   Statements of Cash Flows


                                                                       From
                                              From        From     Inception on
                                        July 1, 1998  May 19, 1998 May 19, 1998
                                            Through      Through    Through
                                         February  28,   June 30, February 28,
                                              1999         1998        1999

CASH FLOWS FROM OPERATING ACTIVITIES

 Net income                               $  1,475,124   $   -    $  1,475,124
 Adjustments to reconcile net income
  to net cash:
  Depreciation expense                          16,336       -          16,336
 Changes in assets and liabilities:
  (Increase) in deposits                       (15,000)      -         (15,000)
  (Increase) in trading securities          (3,326,455)      -      (3,326,455)
  Increase in accounts payable                  13,029       -          13,029
  Increase in accrued liabilities              759,912       -         759,912
  Increase in margin account                 1,940,237       -       1,940,237

   Net Cash Provided by Operating Activities   863,183       -         863,183

CASH FLOWS FROM INVESTING ACTIVITIES

 Purchase of property and equipment           (397,148)      -        (397,148)

   Net Cash Used by Investing Activities      (397,148)      -        (397,148)

CASH FLOWS FROM FINANCING ACTIVITIES

 Stock issuance costs                         (250,000)      -        (250,000)
 Common stock issued for cash                1,098,000       -       1,098,000
 Advances to related parties                (1,311,867)      -      (1,311,867)

   Net Cash Used by Financing Activities      (463,867)      -        (463,867)

NET INCREASE IN CASH AND CASH EQUIVALENTS        2,168       -           2,168

CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD                                        -          -            -

CASH AND CASH EQUIVALENTS AT END
 OF PERIOD                                $      2,168    $  -    $      2,168

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for:

 Interest                                 $     21,607    $  -    $     21,607
 Income taxes                             $       -       $  -    $       -


                     OXIR INVESTMENTS, INC.
                 (A Development Stage Company)
               Notes to the Financial Statements
                       February 28, 1999

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

       Oxir Investments, Inc., a California corporation, was incorporated on November 2, 1923 as Monte Regio Corporation with the stated purpose to engage in the business of real estate development. The Company continued in that endeavor for several years then discontinued operations. On March 1, 1972 the Company changed its name to Precision Resources, Inc. The Company remained dormant with no business activity until September 1998. The Company changed its name to Oxenuk, Inc. on November 11, 1998, and again changed its name to its current name on November 25, 1998.

       In 1998, the Company initiated negotiations to merge with Oxir Investments, Inc., a private California company incorporated on May 19, 1998 (Oxir). The merger was consummated on November 25, 1998, at which time Oxir was merged with and into the Company and the Company changed its corporate name to Oxir Investments, Inc. Under the terms of the merger, Oxir was dissolved.

       Oxir was originally founded for the purpose of pursuing investment opportunities in real estate, technology and industrial businesses in the United States and internationally, particularly in Russia.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a.  Accounting Method

       The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending June 30.

       b.  Basic Income Per Share

       The computation of basic income per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements.

       c.  Financial Instruments

       The following methods and assumptions were used by the Company to estimate the fair values of financial instruments as disclosed herein:

       Cash and equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

       Investment securities: For trading securities, the carrying amounts approximate fair value, which is based on quoted market prices.

       d.  Income Taxes

       Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to unrealized gains on trading securities for financial and income tax reporting. The deferred tax liability represents the future tax return consequences of those differences, which will either be taxable or deductible when the securities are sold.


                     OXIR INVESTMENTS, INC.
                 (A Development Stage Company)
               Notes to the Financial Statements
                       February 28, 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

       e.  Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       f.  Property and Equipment

       Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful life of the assets are expensed as incurred. Depreciation of property and equipment is determined using the straight-line method over the expected useful lives of the assets as follows:

                     Description                     Useful Lives

            Leasehold improvements                     10 years
            Furniture and fixtures                      7 years
            Automobiles                                 5 years

       g.  Deposits

       The Company has given refundable deposits on its office lease.

       h.  Advertising

       The Company follows the policy of charging the costs of advertising to expense as incurred.

       i.  Concentrations of Risk

       The Company purchases trading securities using a margin account. If the securities decline in value below the original cost, the Company will be liable for the difference.

NOTE 3 - INVESTMENT IN TRADING SECURITIES

       The Company has a diverse portfolio of investments in marketable equity securities. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. All securities owned are held for resale in anticipation of short-term fluctuations in market prices, and are therefore classified as trading securities. Trading securities, consisting primarily of actively traded equity securities, are stated at fair value. Realized and unrealized gains and losses are included in income.

                     OXIR INVESTMENTS, INC.
                 (A Development Stage Company)
               Notes to the Financial Statements
                       February 28, 1999

NOTE 3 - INVESTMENT IN TRADING SECURITIES (Continued)

       A summary of investment earnings recognized as other income during the period from July 1, 1998 through February 28, 1999 is as follows:

       Trading Securities

            Realized gains (losses), net                    $     539,368
            Unrealized gains (losses), net                      2,060,600

                                                            $   2,599,968

NOTE 4 - PROPERTY AND EQUIPMENT

       Property and equipment at February 28, 1999 consisted of the following:

       Leasehold improvements                               $      94,216
       Furniture and fixtures                                     223,882
       Automobiles                                                 35,240
       Equipment                                                   43,810

                 Total                                            397,148

       Less accumulated depreciation                               16,336

       Property and Equipment - Net                         $     380,812

       Depreciation expense for the period ended February 28, 1999 was $16,336.

NOTE 5 - RELATED PARTY RECEIVABLE

       During the period ended February 28, 1999, the Company advanced $1,311,867 to OXIR Investments Ltd. (OIL). OIL is related through common ownership. The funds were used by OIL for the purpose of investing in a highrise condominium development in Moscow, Russia. The Company is currently negotiating to purchase OIL by issuing shares of its common stock to the shareholders of OIL. Management is confident that the acquisition will be completed in June of 1999. (See Note 9)


                     OXIR INVESTMENTS, INC.
                 (A Development Stage Company)
               Notes to the Financial Statements
                       February 28, 1999

NOTE 6 - COMMITMENTS

       a.  Employment Agreement

       The Company has entered into an Employment Agreement with an officer which requires payment of an annual salary of $60,000 per year. The Company has also agreed to pay a death benefit to the officer's estate in the amount of $60,000 in the event of his death. If the contract is terminated, the Company has agreed to pay the officer $20,000.

       b.  Lease Agreement

       The Company has leased an office space under a 60-month operating lease. The Company has placed a $10,000 deposit in a Citibank CD which becomes refundable at the end of the lease term of 60 months. The rents to be paid under the terms of the lease described above is summarized as follows:

           During the Year
              Ended
             June 30,                                  Amount

            1999                                  $    15,200
            2000                                       45,589
            2001                                       45,589
            2002                                       45,589
            2003                                       45,589
            Due thereafter                             20,892

                       Total due                  $   218,448

NOTE 7 - MARGIN ACCOUNT

       The Company buys and sells equity securities using a margin account. In the course of buying and selling the securities, the Company has incurred a liability to the brokerage firm. The balance carries an interest rate of 6.75% and is collateralized by the securities held in the account.

                     OXIR INVESTMENTS, INC.
                 (A Development Stage Company)
               Notes to the Financial Statements
                       February 28, 1999

NOTE 8 - INCOME TAX MATTERS

       The net deferred tax liability consisted of the following components as of February 28, 1999:

                                                                   1999

       Deferred tax assets                                   $       -

       Deferred tax liabilities relating to:
          Net unrealized gains on trading securities             (708,632)

       Net deferred tax liability                            $   (708,632)

       The components giving rise to the net deferred tax liability described above have been included in the accompanying balance sheet as of February 28, 1999 as follows:

                                                                   1999

       Current assets                                        $       -
       Current liabilities                                       (708,632)

                                                             $   (708,632)


       Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.

       The provision for income taxes from inception on May 19, 1998 through February 28, 1999 consisted of the following:

                                                                    1999

       Current income taxes                                  $     51,280
       Deferred income taxes                                      708,632

       Income tax expense                                    $    759,912

NOTE 9 - PROPOSED ACQUISITIONS

       On February 24, 1999, the Company entered into an agreement to acquire, through a tax free exchange of shares, 100% of the issued and outstanding shares of OXIR Financial Services, Ltd. (OFS), a British Virgin Islands corporation, incorporated on March 30, 1995. OFS is actively involved in trading activities in the equity markets. It is anticipated that this transaction will be finalized prior to June 30, 1999.

       On February 24, 1999, the Company entered into an agreement to acquire, through a tax free exchange of shares, One Hundred Percent of the issued and outstanding shares of OXIR Investment, Ltd. (OIL), a British Virgin Islands corporation, incorporated on May 5, 1997. OIL is involved in real estate development projects in Russia. It is anticipated that this transaction will be finalized prior to June 30, 1999. Both OFS and OIL will become wholly owned subsidiaries of the Company.


                                 PART III


ITEM 1.  Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.                 Exhibit Name

   3.1      Articles of Incorporation and Amendments
   3.2      By-Laws of Registrant
   4.       See Exhibit No. 3.1, Articles of Incorporation and
            amendments thereto
  10.1      Agreement of Merger
  10.2      Employment Agreement for Kirill Mendelson
  27.       Financial Data Schedule
________________

 2.         Description of Exhibits

    See Item I above.


                                SIGNATURES

    In accordance with Section 12 of the Securities and Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                   OXIR INVESTMENTS, INC.
                                         (Registrant)



Date:  June 15, 1999               By:  /S/ Vassili I. Oxenuk
                                        Vassili I. Oxenuk
                                        President, C.E.O.